Contact

www.linkedin.com/in/
kentmhendricks (LinkedIn)
www.VEROBUILT.COM
(Company)

Top Skills

Strategic Planning
Sales Management
Inventory Management

Kent Hendricks

CRO VERO Building Systems
Mobile, Alabama, United States

Summary

Hands on leader with over 25 years of successfully managing sales, marketing, product development, and all executive functions of a market share leading building products company. Results oriented with the ability to adapt to changing economic conditions, customer requirements, and route to market challenges, in order to improve market share and profitability.

Specialties: Sales Management
Route to Market management
Marketing Management
Product Development
Workforce Development
Strategic Planning
EBITDA development
Team Building
Inventory management

Experience

VERO Building Systems

Chief Revenue Officer (CRO)
January 2023 - Present (4 months)
Kissimmee, Florida, United States

Vero Building Systems is a Manufacturer of SCIP (Structural Concrete Insulated Panel) systems in Kissimmee, FL. Our innovative technology has been proven around the world for more than 40 years. Cat 5 Hurricane and fire resistant, highly insulated no wood construction, requires fewer man hours to construct, and is sustainable and environmental friendly. In March of 2023 Vero Building Systems begins production servicing the Southeastern US. Please stop by our booth #768 in the Southern Hall of the NAHB in Las Vegas. We would love to tell you about

DetailMGR

President

February 2014 - Present (9 years 3 months)

DetailMGR is finally READY!!! After 3 years of ground up research and development and 100's of hours of programming DetailMGR is now available to Automotive Dealers and Appearance Department Distributors across the country.

1. Are you content with the performance of your Detail Department?
2. Is it having a negative effect on your bottom line?
3. Do you have a solution?

With a simple smart device DetailMGR provides complete Visibility & Accountability to a department that has never had it.

How long are Service Washes taking today?
Which employees are not pulling their weight?
What are my Actual Daily Costs?

Visit us at DetailMGR.net or in the iTunes Store

Call Us at 334-717-6166

Consolidated Products & Services

President

December 2010 - Present (12 years 5 months)

3675 Government Blvd Mobile, AL 36693

CP&S has been providing innovative automotive appearance solutions for 26 years. Our goal has been to assist automotive dealers and independent auto detailers in their pursuit to produce a better finished product in less time. We have expanded our coverage to include Mississippi, Florida, and Tennessee.

We have 140+ employees in our family serving the Auto Industry striving everyday to produce the finest products and solutions to our customers. If your Detail Department isn't adding value to your dealership, then give us a call.

In the 2nd half of 2016 we added Tennessee to our trade area which includes Alabama, Mississippi, Florida (panhandle). This growth has added $1.5 mm in annualized revenue which will total $4.4 for 2017. We are actively perusing additional growth opportunities in Nashville south through Huntsville, Birmingham, Montgomery, New Orleans, and the Florida panhandle.

Builder Resource
Kent Hendricks
August 2008 - December 2010 (2 years 5 months)

President & CEO 2008 2009

Managed $80 mm nine-location building supply business through bankruptcy and liquidation.

Key Achievements

· Reduced secured credit facility from $7 mm to settlement with no additional cash outlay from owner

· Managed the closing of nine locations, transferred assets, and liquidated all assets

· Negotiated with secured lender to avoid chapter seven and reduce legal costs through foreclosure of
asset arrangement

· Hired by secured lender to liquidate assets and maximize value through managed sale

HB&G Building Products Inc
President & CEO
April 1995 - August 2008 (13 years 5 months)

Researched all aspects of installers, salesmen, dealers, and wholesalers needs and requirements.
Created a strategic plan covering sales and marketing, product development, inside and outside sales training
and plant tours. Implemented strategic plan leading to significant sales growth, market share improvement, and
EBITDA increase. Successfully managed over 950 employees from 4 manufacturing sites across the country.
Spearheaded the acquisition of four companies. Successfully integrated all companies while protecting all routes
to market and brands. Lead management team through second asset sale of company to private equity. Hired by Hired by private equity board of directors as President & CEO

Key Achievements (HB&G Building Products Inc.)

Managed sales growth from $26 mm to over $90mm

Improved EBITDA from 4% to 15% of sales

Hired new management team in 2004

Acquired four companies and successfully integrated over $14 mm in sales

Reduced head count from 950 to 500 while improving output per man hour and cost per man hour

Reduced lead time by 60%

Implemented a supply chain management team

Improved customer satisfaction by developing close working relationship with Customer Service Reps

Improved our on-time-complete from 89% to 99.6%.

Education

2006 Executive MBA Program Dartmouth University, Tuck School of Business

Executive Program · (2004 - 2004)

The University of Alabama

B of A, Political Science · (1986 - 1991)